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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                SCHEDULE 14D-9/A
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)

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                              TAUBMAN CENTERS, INC.
                            (Name of Subject Company)


                              TAUBMAN CENTERS, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    876664103
                      (CUSIP Number of Class of Securities)



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                                  LISA A. PAYNE
                              TAUBMAN CENTERS, INC.
                             200 EAST LONG LAKE ROAD
                             SUITE 300, P.O. BOX 200
                        BLOOMFIELD HILLS, MICHIGAN 48303
                                 (248) 258-6800
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)


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                                  WITH COPIES TO:

       CYRIL MOSCOW               JEFFREY H. MIRO           ADAM O. EMMERICH
HONIGMAN MILLER SCHWARTZ AND      KENNETH H. GOLD           TREVOR S. NORWITZ
         COHN, LLP             MIRO, WEINER & KRAMER         ROBIN PANOVKA
2290 FIRST NATIONAL BUILDING   38500 WOODWARD AVENUE,   WACHTELL, LIPTON, ROSEN
    660 WOODWARD AVENUE              SUITE 100                  & KATZ
DETROIT, MICHIGAN 48226-3583     BLOOMFIELD HILLS,         51 WEST 52ND STREET
      (313) 465-7000               MICHIGAN 48303       NEW YORK, NEW YORK 10019
                                  (248) 646-2400            (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Amendment No. 13 amends and supplements the Solicitation/ Recommendation
Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (as subsequently amended, the "Schedule 14D-9"), by Taubman Centers, Inc., a Michigan corporation (the "Company" or "Taubman Centers") relating to the tender offer made by Simon Property Acquisitions, Inc. ("Offeror"), a wholly owned subsidiary of Simon Property Group, Inc. ("Simon") and Westfield America, Inc. ("Westfield"), as set forth in a Tender Offer Statement filed by Simon on Schedule TO, dated December 5, 2002 (the "Schedule TO") and a Supplement to the Offer to Purchase, dated January 15, 2003 filed by Simon on Schedule TO-T/A (Amendment No. 6) (the "Supplement"), to pay $20.00 net to the seller in cash, without interest thereon, for each Common Share, upon the terms and subject to the conditions set forth in the Schedule TO and the Supplement. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.


ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The Schedule 14D-9 is amended to include the following statement at the end of the first paragraph of Item 3(a) on page 1:

         Mr. Robert S. Taubman and Mr. William S. Taubman, both of whom are directors and executive officers of the Company beneficially own in the aggregate 559,795 shares of Series B Preferred Stock which represents 1.8% of the outstanding Series B Preferred Stock, Courtney Lord owns 193,095 or less than 1% of the outstanding Series B Preferred Stock and none of the other directors or executive officers beneficially own any Series B Preferred Stock. The members of the Taubman family beneficially own in the aggregate 25,141,852 shares of Series B Preferred Stock which represents 79.1% of the outstanding Series B Preferred Stock. When viewed in conjunction with the management interests described in this Section, the ownership interest of the individuals who are directors and executive officers of the Company may be considered to be an interest that differs from those of the unaffiliated holders of common stock. However, given the members of the Taubman family's significant ownership stake in the business as a whole, and the members of the Taubman family's shared interest with the common shareholders of allowing the Company's assets to reach their full potential, this Series B interest may also be considered to be closely aligned with the unaffiliated holders of common stock.



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ITEM 9.  EXHIBITS.

                  Item 9 is hereby amended and supplemented by adding thereto the following:

EXHIBIT NO.                    DESCRIPTION
___________                    ___________

Exhibit (a)(35)                Notice to Participants in the Taubman Company and
                               Related Entities Employee Retirement Savings Plan



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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2003                 Taubman Centers, Inc.


                                         By:  /s/ Lisa A. Payne
                                            -----------------------------------
                                            Lisa A. Payne
                                            Executive Vice President,
                                            Chief Financial Officer


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                                  EXHIBIT INDEX

EXHIBIT NO.                    DESCRIPTION
___________                    ___________

Exhibit (a)(35)                Notice to Participants in the Taubman Company and
                               Related Entities Employee Retirement Savings Plan